SUPPLEMENT Dated March 29, 2010
To the Prospectus Dated February 1, 2010

ING Select Rate
Issued By ING Life Insurance and Annuity Company

This supplement updates the prospectus. Please read this supplement carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-888-854-5950.

For Contracts issued in the <u>State of Nevada</u>:

Right to Examine and Return this Contract – You may return the Contract within 10 days of your receipt of it. If so returned, we will promptly pay you the Single Premium paid less any Withdrawals.